Richard E. Baltz Richard.Baltz@aporter.com +1 202.942.5124 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

December 23, 2013

Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	magicJack VocalTec Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Form 10-Q for Quarter Ended September 30, 2013
File No. 000-27648

Dear Mr. Spirgel:

On behalf of magicJack VocalTec, Ltd. (the “Company”), we are writing to advise you that the Company will respond to the Staff’s comment letter dated December 11, 2013 by no later than January 7, 2014.  The Company requires additional time to finalize its response because of the limited availability of internal personnel and external advisors over the holiday period to review and approve the response letter.

Sincerely, /s/ Richard E. Baltz Richard E. Baltz

cc:	Jose Gordo